FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement

500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 11 May 2005

National Australia Bank announces strategic initiatives for long-term growth

National Australia Bank Chief Executive, John Stewart, announced today key elements of the Group strategy to rebuild and transform the company and provide long term sustainable growth.

“We have completed the first year of a two to three year turnaround, and over the next six months we will continue the work of stabilising the business,” Mr Stewart said.

“Transforming the National will be a challenge, but we are pursuing a balanced strategy that addresses the priority areas we identified last year of achieving better business efficiencies, restoring revenue growth, cultural change, and improving compliance and risk management.”

Mr Stewart said good progress had been made across each of the four areas.

Business efficiency

Over the past 12 months, Mr Stewart said the National had been “tackling inefficiency” through a number of programs.

“We are simplifying our business, reducing duplication through better integration across the Group,” he said. “In Australia, we are integrating wealth management and retail and corporate banking, and their associated systems and processes to make it easier to do business with us and allow us to be more nimble.

“This integration gave us an opportunity to remove subsequent duplication in back office functions and reduce the size of the Corporate Centre in Australia as we devolve relevant functions to the Australian region.  This will result in a more efficient regional business and leaner Corporate Centre,” he said.  (The impact of this is outlined in the ‘Outcomes’ section at the end of this announcement.)

“Institutional Markets & Services (IMS) has also reviewed its operating model and is now transitioning to a more efficient, higher equity return business model. As a result it will rationalise its activities in Asia and release capital currently invested in assets generating low returns.  Its focus will be on markets where the Group can build long-term sustainable growth.

“The IMS changes reflect the need for us to be more competitive while reducing inefficiencies.  As a result, we have readjusted our IMS Asia network, focusing on retaining a ‘regional hub’ in Hong Kong to support the wider Group activities and initiatives in Asia and to serve global clients.

“Subject to the relevant approvals, IMS offices in Singapore, Korea and Malaysia will be closed and our Tokyo-based securities company will also be closed. In addition, we will be re-focusing our corporate lending activities in Asia on those clients who have, or potentially have, activities or investments in our core banking markets,” he said.

Mr Stewart said the National remains committed to the Asia region.

“These changes represent a realignment of our business strategy and re-basing of the business from which we can build a greater presence and one which represents a total Group perspective.  We remain committed to the Asia region,” he said.

The retail businesses in Singapore, Hong Kong and Tokyo will remain, and the National will continue to deliver a high level of service to customers in these locations.

Restoring revenue

Mr Stewart said the National had introduced several new products and processes across each of the regions to make it easier and more rewarding for customers to do business with us.

“In Australia, we have listened to our customers and launched a range of new products in response to their needs, including new low-fee deposit accounts, business and housing low documentation loans and new credit card products, including the Visa mini card,” he said. “We have launched ‘on the spot’ decisions for business loans, restoring credit settings and extending greater credit authority to our bankers.

“In the UK, our growth program has included the opening of 15 financial solutions centres in the South East of England in the first half and three new centres since then, with a total of 30 to open by the end of the year. In the North of England and Scotland markets there are plans for approximately 40 more financial solutions centres and investment in 50 flagship branches.

“The UK growth program has included a review of its distribution network, which will result in significant investment in customer facing areas.

“This will include the continued expansion into the mortgage intermediary market, revitalisation of call centres, telephone banking and internet banking platforms, an expansion and technology upgrade of its ATM network, and a re-alignment of the branch network to reflect changing customer usage which will include the establishment of 50 “flagship” branches in key centres.  Clydesdale Bank customers are also able to access their accounts at any of the UK’s 16,000 Post Offices.

“It has also resulted in decisions to close approximately 60 Clydesdale and 40 Yorkshire Bank branches during the next 18 months.  This is in response to the changing needs of our customers, which has meant some branches are no longer viable.

“Our research has shown that in any one month 75% of our customers do not use a branch at all, and 11% use a branch only once.  This is about providing our customers with the appropriate network for their needs,” Mr Stewart said.

“In New Zealand, a range of customer service initiatives led to the Bank of New Zealand being rated number one of all major banks for branch service in 2004.”

2

Mr Stewart said detailed business briefings on Australia and IMS strategies would be held later in the year (including updates on restructuring activity and investment spend).

Cultural change

Mr Stewart said the National’s cultural change program was well underway.

“The top levels of the leadership at the National have been refreshed and the new team is committed to rebuilding the National and creating sustainable growth in shareholder value with a balanced approach to all our stakeholders.

“As we have restructured we have recruited from a variety of sources and moved talent internally to increase diversity of thinking and bring in new capability in areas such as risk, distribution, treasury and audit,” he said.

“We have held leadership working sessions with our key leaders across the regions to engage and involve them in their role in leading the Corporate Principles and driving the strategic agenda.

“The Principles have been included within our performance management system to ensure our people are rewarded on both performance and behaviours.

“A range of ‘proof points’ are also being developed by the businesses to quantitatively measure our progress against these Principles and ensure they are aligned to the activities, responsibilities and operations of each area.”

Compliance and risk management

Mr Stewart said the National’s compliance and risk program has been a priority across the whole Group, with significant progress made.

“Our compliance program is also progressing,” he said. “We have tightened our risk management and compliance framework, and are continuing to work closely with our regulators to ensure we have sustainable compliance and risk improvements.

“Our foreign currency options trading desk reopened two days ago and we are well advanced on both the APRA remedial actions program and ASIC enforceable undertakings.

“Thirty-one of the 81 actions in the APRA remedial actions program were completed to APRA’s satisfaction by March 31 2005, with a further 40 submitted to APRA for closure.

“Significant improvements in the risk management and compliance framework have been implemented across all the regions although there are still areas needing work. A new Chief Risk Officer in the Group, and Chief Risk Officers for each of the regions and IMS have been appointed, reflecting a greater focus on risk management.

“Formal risk and compliance reporting and escalation processes have also been established to improve monitoring and control across the Group.”

3

Outcomes

To support these initiatives, a provision of $403 million before tax ($282 million after tax) was booked in the National’s first half results for 2005 (see separate release today).

The March half provision covers approximately 2,700 redundancies, including 1,000 in Australia and 1,700 that were previously announced in the United Kingdom.

The first half provision is expected to result in annualised savings of $375 million when completed.

In the second half, a further provision of up to $400 million will be booked.  This relates to a further 1,500 redundancies, property rationalisation and other restructuring costs.

This will include 1,000 redundancies in the Australian business, 400 redundancies in the Institutional Markets and Services business and 100 redundancies in other areas including the corporate centre which is being progressively down-sized through the wind-down of group-wide projects, devolution of functions to the region and other efficiencies.

As a result of these changes, there will be approximately 2,000 redundancies in Australia over the next two years, the majority of which will be in back office, non-customer-facing roles.

When the redundancies in the United Kingdom and Institutional Markets & Services are included, a total of approximately 4,200 roles are expected to become redundant over the next 24 months globally across the National.

However, we expect to at least maintain our current level of investment of about $800 million a year to build the business over the next 2 to 3 years. Over time, an increasing proportion of this investment will be focused on customer and revenue generating initiatives.

For further information:

Brandon Phillips	Samantha Evans
Group Corporate Affairs	Group Corporate Affairs
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson	Hany Messieh
Group Investor Relations	Group Investor Relations
03 8641 4964 work	03 8641 2312 work
0411 117 984 mobile	0414 446 876 mobile

Or visit www.nabgroup.com

Disclaimer

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

4

Group Corporate Affairs

National Australia Bank Limited ABN 12004044937

ASX Announcement

500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 11 May 2005

Template for Key Performance Measures

To assist investors in understanding the National’s results we have attached a spreadsheet which sets out the calculations and inputs for a number of key performance measures including earnings per share, return on equity and return on assets.

The spreadsheet contains profit and loss, balance sheet and other inputs, such as share counts which are used in calculating key performance measures and provides a reference to where these inputs are located in the National’s Half Year Results Pack.

If you have any questions regarding the spreadsheet please contact Investor Relations.

For further information:

Callum Davidson Head of Group Investor Relations 03 8641 4964 work 0411 117 984 mobile	Hany Messieh Manager, Investor Relations 03 8641 2312 work 0414 446 876 mobile

Or visit www.nabgroup.com

				March 2005
	Half year to			Results
Input Schedule	Mar 05	Sep 04	Mar 04	Announcement
	$m	$m	$m
Performance Summary
Banking
Net interest income	3,549	3,603	3,581	Page 66
Other operating income	2,110	2,042	2,123	Page 80
Eliminations (between Banking & WM)	(81)	(75)	(66)	Page 80
Banking net operating income	5,578	5,570	5,638	Page 5

Wealth Management (WM)
Net interest income	4	3	4	Page 66
Net life insurance income ex IORE	495	523	396	Page 79
Investment earnings on shareholders retained profits & capital from life businesses (IORE)	63	34	59	Page 79
Other operating income	461	408	399	Page 80
Net operating income	6,601	6,538	6,496	Page 5

Banking operating expenses	(3,246)	(3,222)	(2,897)	Page 82
Eliminations (between Banking & WM)	81	75	66	Page 82
Wealth Management operating expenses	(411)	(429)	(405)	Page 82
Charge to provide for doubtful debts	(281)	(254)	(305)	Page 85
Cash earnings before tax	2,744	2,708	2,955	Page 5

Banking income tax expense	(648)	(619)	(743)	Page 89
Wealth Management income tax benefit/ (expense)	(229)	(74)	(205)	Page 89
Cash earnings before significant items, distributions and outside equity interest	1,867	2,015	2,007	Page 5
Wealth Management revaluation profit/(loss) after tax	51	(132)	148	Page 42
Goodwill amortisation	(50)	(50)	(53)	Page 83
Net profit before significant items	1,868	1,833	2,102	Page 5
Significant items after tax	821	(511)	127	Page 90
Net profit	2,689	1,322	2,229	Page 5
Net (profit)/loss attributable to outside equity interest
Wealth Management	(154)	(307)	(58)	Page 5
Institutional Markets & Services	—	(4)	(5)	Page 5
Net profit attributable to members of the Company	2,535	1,011	2,166	Page 5
Distributions	(95)	(93)	(94)	Page 4
Earnings attributable to ordinary shareholders	2,440	918	2,072	Page 5

Less: Wealth Management revaluation (profit)/loss after tax	(51)	132	(148)	Page 42
Add: Goodwill amortisation	50	50	53	Page 83
Cash earnings after significant items	2,439	1,100	1,977	Page 4
Add: Significant items after tax	(821)	511	(127)	Page 90
Cash earnings before significant items	1,618	1,611	1,850	Page 4

Other Data
Average interest-earnings assets	324,886	313,845	299,155	Page 70
Average equity	30,130	28,549	27,055	Page 73
Average outside equity interest in controlled entities	3,945	3,580	3,047	Page 73
Average preference share capital	—	—	455
Average Trust Preferred Securities	975	975	975	Page 73
Average Trust Preferred Securities II	44	—	—	Page 73
Average National Income Securities	1,945	1,945	1,945	Page 73

Weighted average ordinary shares (no. ‘000)	1,555,388	1,525,397	1,504,975	Page 97
Diluted weighted average ordinary shares (no. ‘000)	1,622,134	1,592,124	1,574,789	Page 97
Ordinary shares - Fully paid (no. ‘000)	1,558,324	1,550,784	1,506,493	Page 96

Tier 1 capital	23,156	21,048	20,671	Page 93
Total equity / net assets	32,001	29,766	27,910	Page 6
Outside equity interest in controlled entities	4,107	3,866	3,558	Page 6
Trust Preferred Securities	975	975	975	Page 6
Trust Preferred Securities II	1,014	—	—	Page 6
National Income Securities	1,945	1,945	1,945	Page 6
Distributions	(95)	(93)	(94)	Page 4
Goodwill	571	632	682	Page 93
Excess of net market value over net assets of life insurance controlled entities	4,878	4,904	5,031	Page 42

	Half year to
Output summary - ratios	Mar 05	Sep 04	Mar 04
	$m	$m	$m

Earnings per share (EPS)

Cash earnings per share (before significant items) - cents	104.0	105.6	122.9
Cash earnings before significant items	1,618	1,611	1,850
Add: Interest expense on ExCaps	53	57	55
Adjusted cash earnings for EPS calculation	1,671	1,668	1,905
Weighted average ordinary shares (no.)	1,555,388	1,525,397	1,504,975
Diluted weighted average ordinary shares (no.)	1,622,134	1,592,124	1,574,789
Diluted cash earnings per share (before significant items) - cents	103.0	104.8	121.0

Earnings per share (after significant items) - cents	156.9	60.2	137.7
Earnings attributable to ordinary shareholders	2,440	918	2,072
Add: Interest expense on ExCaps	53	57	55
Adjusted cash earnings for EPS calculation	2,493	975	2,127
Weighted average ordinary shares (no.)	1,555,388	1,525,397	1,504,975
Diluted weighted average ordinary shares (no.)	1,622,134	1,592,124	1,574,789
Diluted earnings per share (after significant items) - cents	153.7	61.2	135.1

Return on equity (ROE)

Return on equity before significant items	14.0%	12.9%	18.8%
Earnings attributable to ordinary shareholders	2,440	918	2,072
Add: Significant items	(821)	511	(127)
Adjusted earnings for ROE calculation	1,619	1,429	1,945
Average equity	30,130	28,549	27,055
Less: Average outside equity interest in controlled entities	(3,945)	(3,580)	(3,047)
Less: Average preference share capital	—	—	(455)
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(44)	—	—
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Adjusted average equity for ROE calculation	23,221	22,049	20,633

Return on equity after significant items	21.1%	8.3%	20.0%
Earnings attributable to ordinary shareholders	2,440	918	2,072
Average equity	30,130	28,549	27,055
Less: Average outside equity interest in controlled entities	(3,945)	(3,580)	(3,047)
Less: Average preference share capital	—	—	(455)
Less: Average Trust Preferred Securities	(975)	(975)	(975)
Less: Average Trust Preferred Securities II	(44)	—	—
Less: Average National Income Securities	(1,945)	(1,945)	(1,945)
Adjusted average equity for ROE calculation	23,221	22,049	20,633

Net interest margin (NIM)	2.19%	2.29%	2.40%
Net interest income	3,553	3,606	3,585
Average interest earning assets	324,886	313,845	299,155

Banking cost to income ratio	57.4%	57.1%	50.8%
Banking expenses	3,246	3,222	2,897
Banking net interest income	3,549	3,603	3,581
Banking other operating income	2,110	2,042	2,123

Net tangible assets (NTA) per share ($)	11.82	11.13	10.37
Total equity / net assets	32,001	29,766	27,910
Less: Outside equity interest in controlled entities	(4,107)	(3,866)	(3,558)
Less: Trust Preferred Securities	(975)	(975)	(975)
Less: Trust Preferred Securities II	(1,014)	—	—
Less: National Income Securities	(1,945)	(1,945)	(1,945)
Less: Distributions	(95)	(187)	(94)
Less: Goodwill	(571)	(632)	(682)
Less: Excess of net market value over net assets of life insurance controlled entities	(4,878)	(4,904)	(5,031)
	18,416	17,257	15,625
Ordinary shares - Fully paid (no.)	1,558,324	1,550,784	1,506,493

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HALF YEAR RESULTS	05	[LOGO]

John Stewart,	Michael Ullmer,

Managing Director	Director, Finance and
and CEO	Risk

May 11, 2005

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Actions and Outlook	John Stewart

Questions and Answers

[LOGO]

Cash earnings $1,618m

Cash earnings before significant items

[CHART]

Earnings have bottomed

Dividend maintained at 83cps (80% franked)

Group overview

Key actions during the half:

•                        Stabilising the business and protecting the franchise

•                        Addressing expense growth

•                        Progress on risk and regulatory agenda

Work in progress:

•                        Business efficiency

•                        Reshaping the business

•                        Shedding low-yielding assets and funding mix

•                        Capital management and improving ROE

…but only one year into a two to three year turnaround

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Actions and Outlook	John Stewart

Questions and Answers

Drivers of the Group result

•                      Stronger volumes largely offset by margin decline

•                      Markets and Structured products income restored

•                      Wealth Management steady

•                      Expense growth arrested

•                      Loan loss provision maintained

HALF YEAR RESULTS	05	[LOGO]

Group results

Group performance

			Change on Sep 04 HY
	Mar 05 HY	Sep 04 HY	% Group	% Ongoing^
	$m	$m
Banking

Net interest income	3,549	3,603	(1.5)	0.5
Other operating income*	2,110	2,042	3.3	5.5

Banking Net Income	5,659	5,645	0.2	2.3
Banking operating expenses*	(3,246)	(3,222)	(0.7)	(4.0)

Underlying profit	2,413	2,423	(0.4)	0.3
Charge to provide for doubtful debts	(281)	(254)	(10.6)	(12.2)
Banking income tax expense	(648)	(619)	(4.7)	(5.6)

Banking cash earnings	1,484	1,550	(4.3)	(3.8)

Wealth Management cash earnings	229	158	44.9	44.7

Cash earnings **	1,618	1,611	0.4	1.0

* Before inter-divisional eliminations

** Before significant items and after outside equity interest

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

March 2005 cash earnings by division

	Mar 05	Sep 04	Sep 04	Change on	Change on
	HY	HY	HY Adj	Sep 04 HY	Sep 04 HY Adj
	$m	$m	$m	%	%
Australian Banking	951	940	940	1.2	1.2
Wealth Management Australia*+	194	149	189	30.2	2.6

Total Australia	1,145	1,089	1,129	5.1	1.4
Total UK	297	287	287	3.5	3.5
Total New Zealand	163	143	143	14.0	14.0
Institutional Markets & Services+	308	217	244	41.9	26.2
Other (incl Group Funding & Corporate Centre)	(200)	(32)	(32)	large	large
Distributions	(95)	(93)	(93)	(2.2)	(2.2)

Cash earnings before significant items	1,618	1,611	1,678	0.4	(3.6)

Significant items after tax	821	(511)	(511)

* Includes Asian operations

+ Cash earnings after outside equity interest

Banking net interest income reflects strong volume growth partly offset by margin decline

[CHART]

^ Includes Irish Banks and UK National Custodian Services

Quarterly volume growth for the last 2 halves

Group Lending Growth*^
(quarterly average)

[CHART]

Retail Deposit Growth*
(quarterly average)

[CHART]

* At constant exchange rates

^ Excludes Irish Banks and UK National Custodian Services

+ Excludes securitisation

Net interest margin^  March 2005 down 7bps on the September 2004 half

					% of Group
	Sep 04 HY	NIM	Mar 05 HY+	AIEA	AIEA		Group NIM
	NIM	Contraction	NIM	Mar 05 HY	Sep 04 HY	Mar 05 HY	Contraction
				$Bn

Australian Banking	2.56%	(9bps)	2.47%	150	48%	48%	(4bps)

UK Banking+	4.10%	(20bps)	3.90%	41	14%	13%	(2bps)

New Zealand Banking	2.62%	(5bps)	2.57%	31	10%	10%	—

Institutional Markets & Services	0.41%	(2bps)	0.39%	140	44%	45%	(1bp)

Other	(0.11)%	(10bps)	(0.21)%	(50)	(16)%	(16)%	1bp

Sub Total	2.23%		2.16%	312	100%	100%	(6bps)

Change in Divisional Mix*							(1bp)

Group Impact							(7bps)

^ Excludes Irish Banks and UK National Custodian Services

+ Excludes changes to internal capital allocations

* In the Results Announcement this is allocated across the Divisional contributions to Group NIM contraction

Banking other operating income* up $121m in the March 2005 half

[CHART]

* Before significant items, disposed operations and exchange rate effects

+ Normalised for impact of sale of Irish Banks and UK National Custodian Services

Banking expenses* increased $113m in the March 2005 half

[CHART]

* Before significant items, disposed operations and exchange rate effects

+ Normalised for impact of sale of Irish Banks and UK National Custodian Services

HALF YEAR RESULTS	05	[LOGO]

Divisional contributions

Australia cash earnings* up 1.4%^  on the September 2004 half

	Mar 05	Sep 04	Change on	Change on
	HY	HY Adj	Sep 04 HY Adj	Mar 04 HY
	$m	$m	%	%
Australian Banking

Net interest income	1,888	1,834	2.9	1.1
Other operating income	1,081	1,073	0.7	3.1

Total income	2,969	2,907	2.1	1.8

Other operating expenses	(1,479)	(1,465)	(1.0)	(13.2)

Underlying profit	1,490	1,442	3.3	(7.5)

Charge to provide for doubtful debts	(130)	(97)	(34.0)	(25.0)

Australian Banking cash earnings	951	940	1.2	(9.7)
Wealth Management Australia cash earnings+^	194	189	2.6	13.5

Total Australia cash earnings+	1,145	1,129	1.4	(6.5)

* Before significant items

^ Adjusted for $40M prior year adjustment in Wealth Management Australia

+ Includes Asian operations

Australian Banking net interest income up 2.9% during the half

Volume Growth

(quarterly average)

[CHART]

Net Interest Margin

[CHART]

Australian Banking: state of the franchise

						Rank at
Market share	Mar 05	Dec 04	Sep 04	Jun 04	Mar 04	March 05*
Business Lending (incl Bills^)+	22.9%	22.1%	21.6%	22.0%	22.0%	#1

Housing (incl Securitisation)	16.8%	16.7%	16.7%	17.0%	17.2%	#2

Credit Cards	16.3%	16.6%	16.7%	17.0%	17.8%	#4

Business Deposits	26.7%	26.7%	27.8%	27.4%	27.7%	#1

Household Deposits	13.3%	13.3%	13.4%	13.4%	13.6%	#3

Initiatives undertaken

• New products launched

• Restoring credit risk settings

• Freeing up processes

• Service

+ Includes Institutional Markets & Services

^ Excludes Bank Held Bills

* Ranking among authorised banks

Source: APRA Monthly Banking Statistics / National (March 2005)

Wealth Management Australia+ underlying cash earnings* up 2.6% in the March 2005 half

	Mar 05	Sep 04	Change on
	HY	HY	Sep 04 HY	Mar 04 HY
	$m	$m	%	%

Investments	115	106	8.5	23.7

Insurance	74	82	(9.8)	(10.8)

Other (incl. regulatory programs)	(42)	(26)	(61.5)	(13.5)

Profit from operations (after tax)	147	162	(9.3)	5.8

Investment earnings shareholders’ retained profits & capital from life business (IORE)	47	27	74.1	11.9

Underlying operating profit after tax & OEI	194	189	2.6	7.2

Prior year adjustments	—	(40)	large	large

Cash earnings*	194	149	30.2	13.5

Revaluation profit/ (loss) after tax	51	(132)	large	(65.5)

+ Includes Asian operations

* Before significant items

UK ongoing operations^ cash earnings* up 12.8% on the September 2004 half

	Half year to		Change on
	Mar 05	Sep 04	Sep 04 HY %	Mar 04 HY %
	£m	£m

Net interest income	334	333	0.3	(3.2)

Other operating income	183	166	10.2	4.0

Total income	517	499	3.6	(0.8)

Total expenses	(330)	(325)	(1.5)	(4.4)

Underlying profit	187	174	7.5	(8.8)

Charge to provide for doubtful debts	(35)	(45)	22.2	—

UK ongoing operations^	106	94	12.8	(10.2)

Ireland	15	22	(31.8)	(28.6)

Custody	—	(3)	large	large

Total UK cash earnings*	121	113	7.1	(10.4)

Volume Growth

(quarterly average)

[CHART]

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

* Before significant items

UK ongoing operations^ underlying net interest margin down 20bps in the March 2005 half

Net Personal Customer Number Movement in UK

[CHART]

^ Excludes Irish Banks, UK National Custodian Services and National Australia Life Company

Irish assets sold and operations simplified

Sale of Irish banks announced December 2004

•                 Completed 28 February 2005

•                 Sold for $2.5bn

•                 Profit on sale of $1.1bn

UK Custody business and Life business sold

Legal entity merger of Clydesdale and Yorkshire completed December 2004

Progress on UK strategy

•            Efficiency programme commenced

•            New distribution channels developing

•            Customer attrition slowing

[CHART]

New Zealand cash earnings* up 9.3% on the September 2004 half

			Change on
	Mar 05	Sep 04	Sep 04	Mar 04
	HY	HY	HY %	HY %
	NZ$m	NZ$M

Net interest income	420	415	1.2	6.3

Other operating income	219	226	(3.1)	(3.5)

Total income	639	641	(0.3)	2.7

Total expenses	(366)	(380)	3.7	(10.9)

Underlying profit	273	261	4.6	(6.5)

Charge to provide for doubtful debts	(13)	(9)	(44.4)	13.3

Cash earnings*	176	161	9.3	(5.9)

Volume Growth

(quarterly average)

[CHART]

*Before significant items

Underlying New Zealand net interest margin down 5bps in the March 2005 half

[CHART]

New Zealand Banking: state of the franchise

Market share *	Mar 05	Sep 04	Mar 04	Rank at Mar 05
Housing	16.2%	15.9%	15.7%	#4
Cards (outstandings)	30.8%	30.5%	31.2%	#1
Agribusiness	17.8%	17.5%	18.5%	#2
Retail Deposits	18.7%	18.3%	18.7%	#3

Satisfaction with branch service^

Based on main bank customers who have visited a branch

(Margin of error for BNZ = +/- 5%)

[CHART]

Satisfaction with Main Bank - Personal Market^

“How would you rate your main provider of financial services on its overall service?”

(Margin of error for BNZ = +/- 5%)

[CHART]

* Source RBNZ

^ Source: AC Neilsen

Institutional Markets & Services cash earnings* up 29.1%^  on the September 2004 half

			% Change on
	Mar 05	Sep 04 Adj	Sep 04 Adj	Mar 04 HY
	HY	HY	HY ex FX	ex FX
	$m	$m

Net interest income	281	312	(8.0)	(18.9)

Other operating income	486	354	39.8	(5.7)

Total income	767	666	17.4	(11.0)

Total expenses	(366)	(368)	(1.9)	(8.0)

Underlying profit	401	298	36.6	(23.3)

Cash earnings*	308	244	29.1	(10.6)

Total Income up 17.4%^

[CHART]

* Before significant items and after outside equity interest

^ At constant exchange rates and adjusted for prior half capitalised interest reversal

IMS moving to improve returns

IMS Income contribution and capital usage

As at 30 Sep 2004

[CHART]

•                              Improve returns on non-core low yield assets

•                              Focus on key segments across core markets - consolidation of Asian footprint

•                              Greater emphasis on origination and distribution / on-selling positions

•                              Progress to date – Reduction of $5bn of risk weighted assets releasing approx $0.25bn of ACE capital

IMS - Franchise performance and operating environment

Franchise position mixed

Declining share / league table position in:

•             FX markets, bond origination, securitisation and lead relationships position down from 21% in ‘03 to 18% ‘04 Stable or improving position in:

•             Loan syndications position #1 to 31 March ‘05, interest rate derivatives share stable over past year

Operating environment and outlook

•             Strong market liquidity continues to put pressure on corporate lending yields

•             UK tax law changes impacting Structured Finance business

•             Expecting flat performance in second half

•             Earnings to rebase, impacting 2006

Source: Peter Lee & Associates/ Insto/ Bloomberg 2005

HALF YEAR RESULTS	05	[LOGO]

Credit Quality & Provisioning

Provisioning coverage levels have increased

Provision Coverage Ratios

[CHART]

General Provisions to Risk-Weighted Assets (Excluding Housing)

[CHART]

Portfolio remains sound with write-off levels down and key quality indicators improving

Total Net Write-offs to Risk-Weighted Assets (excl Housing)

[CHART]

Fully Secured lending % of Total Balance*

[CHART]

CRS 1-6* % of Total Balance

[CHART]

* Excludes Housing and all Personal Loans

Non-accrual levels stable

Gross Non-Accrual Loans

[CHART]

90+ Delinquency and Gross 12 Month Rolling
Write Off Rates Total Personal Lending

[CHART]

HALF YEAR RESULTS	05	[LOGO]

Capital, Dividends and Restructuring

Capital above target ranges

[CHART]

Surplus capital position reflects:

•                       Sale of Irish Banks

•                       New tier 1 hybrid

Surplus provides flexibility to cater for:

•                       Uncertainty of AIFRS

•                       Revised APRA rules on hybrid capital

Targets	Target Ranges	31 Mar 05 Actual
	(%)
ACE/RWA	4.75 – 5.25	5.84

Tier 1	7.00 – 7.50	8.30

Total Regulatory	10.00 – 10.50	11.37

A full capital management agenda

•                       Reduction in capital ratios cannot be considered until a range of uncertainties are dealt with

•                       APRA discussion paper on tier 1 hybrids imminent, and impact of AIFRS to be finalised

•                       Based on APRA AIFRS discussion paper, the pro forma ACE and total capital impact is estimated at 60 bps reduction; and tier 1 impact of 113 bps

•                       Flexibility obtained to buyback the National Income Securities at last AGM

•                       Further restructuring charges at Sep 05 will impact capital

•                       Return to internal model for market risk-weighted assets would free up around 16 basis points in ACE

Core capital generation supports asset growth and dividend

Movement in ACE Ratio

[CHART]

Dividend of 83 cents consistent with guidance

Dividend Growth

[CHART]

Current half

•                       Payout ratio of 80%

•                       Franking of 80%

Restructuring charges for March 2005 half

	Total Charge Booked	FTE Reduction	Direct Savings	Related Savings
	$m	#	$m	$m

Australia+	126	1,000	80
UK	266	1,700	174	112
New Zealand	1	—	1
Institutional Markets & Services	10	—	8

Total	403	2,700	263	112

+ Includes Australia Region and Corporate Centre

Restructuring in September 2005 half

•                       Australia and Institutional Markets & Services restructuring plans being finalised

•                       A restructuring charge up to circa $400M (pre tax) to be booked in September 2005 half

•                       Further redundancies of up to 1,500 to be announced in September 2005 half

•                       Ongoing cash spend on investments expected to be maintained broadly at current levels

•                       Further details to be provided in September 2005 strategy briefing

Drivers of the Group result

•                       Stronger volumes largely offset by margin decline

•                       Markets and Structured products income restored

•                       Wealth Management steady

•                       Expense growth arrested

•                       Loan loss provision maintained

Agenda

Introduction	John Stewart

Financial Overview	Michael Ullmer

Actions and Outlook	John Stewart

Questions and Answers

Issues identified in November result briefing

1. People and Culture

2. Regulatory & Compliance

3. Business Inefficiency

•             Complexity

•             Bureaucratic

4. Stalled Revenue

•             Inward looking

•             Business processes not customer focused

Cultural change

Creating the conditions for transformation

•                       Clear view of where we are and want to be

•                       Talented new leadership

•                       Corporate principles

Effective feedback and monitoring

Risk and Compliance

Good progress on APRA remedial actions

Other regulatory issues also progressing

•                       Investor compensation complete

•                       Good progress on enforceable undertakings

But issues still emerging

2 to 3 year program to strengthen Finance and Risk functions commenced

United Kingdom

Reconfiguring distribution

•                       Expanding IFS sites and creating 50 flagship branches

•                       Closing 60 Clydesdale and 40 Yorkshire branches

Efficiency program targeting £117m in annualised savings

Third party distribution on track to write £800m in new mortgages

Back book repricing and expense pressures to continue

Second half outlook flat

New Zealand

Growing share in housing and youth markets

NZ market remains competitive

Focus on improving the customer proposition to continue

Efficiency gains to support reinvestment in business

Australia

New leadership team and operating model

•                       Distribution and product focus

•                       Greater P&L accountability

Expense growth contained with FTEs down by 350 in the first half

On the spot loans

•                       Improving approval times

•                       Writing more business

•                       Efficiency gains

Tightening risk settings (November 2004)

Housing Lending - Australia

Annual Growth Rates (%)

[CHART]

Roll forward six months….

Housing Lending - Australia

Annual Growth Rates (%)

[CHART]

Regaining share over last quarter

Housing Lending - Australia

National's Multiple of Financial System Growth

[CHART]

Australia – Wealth Management

Integration progressing well

Very competitive marketplace

Focus on improving cross sell

Australian region

Still a long way to go to achieve;

•                      Robust risk and compliance framework

•                      Containing margin reduction

•                      Sustainable cost saves

•                      Sustainable revenue growth

Strategy presentation later in the year

Institutional Markets and Services

Shifting focus to rebasing and rebuilding

FX desk reopened

Focusing on improving ROE

Consolidating Asian footprint

Releasing capital will impact interest income

Medium term outlook subdued

Streamlining and efficiency

Streamline the Corporate Centre

•                      1000 FTEs to approx. 200 FTEs

Restructuring announcements

•                      First half provisioning charge booked

•                      Reduction of up to 4,200 FTE’s group wide

•                      Consolidating IMS business in Asia

Rebuilding the National

		UK &	New
	IMS	Australia	Zealand

In Decline	Stabilising		Rebuilding	Truly Competitive
Capability

Challenges as we enter the rebuilding phase

•           Maintaining business momentum and morale while restructuring

•           Fixing risk and control weaknesses while reducing costs

•           IMS rebasing

•           Increasingly competitive environment

•           Ongoing investment requirements

Summary and outlook

Earnings have bottomed by remain well down on peak levels

Turnaround timeframe remains 2 to 3 years

Expect acceptable earnings growth – consistent with recovery process

Expect to maintain 83c dividend in second half franked between 80 and 100%

HALF YEAR RESULTS	05	[LOGO]

Questions and Answers

HALF YEAR RESULTS	05	[LOGO]

Appendix

Australian Banking net interest margin down 4bps from September 2004

[CHART]

Wealth revaluation profit reflects changes in economic assumptions

[CHART]

Revaluation profit before tax:	$54	m

Tax (incl. Impact of tax consol’n)	$3	m

Revaluation profit after tax	$51	m

Changes in Assumptions & Experience

• Change in economic assumptions

• Lower margins for retail products

• Higher investment earnings generating higher FUM

• Continued robust cost containment

Wealth Management Australia – market share

Master Fund Market Share plus Flows

[CHART]

Insurance - Retail Risk Market Share

[CHART]

Wealth Management Australia – inflows and attrition

Share of annual inflows

[CHART]

Attrition rate

[CHART]

Taxation

	Received Assessments			Potential Assessments
NZ Structured Finance deals	NZ$	68	M+	NZ$	369	M*
ExCaps capital raising		$552	M		$2	M*
TrUEPrS capital raising		$150	M		$20	M*

• Further ExCaps Assessments received (as announced 5 May 2005)

• No provisions have been raised – no change to Group’s position

• Matters progressing through normal review and appeal processes

• Group will continue to monitor any relevant developments

* Based on primary tax only; interest and penalties may also apply

+ Includes NZ$21 million interest

Project / investment spend - IFRS and Basel II

IFRS Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	35	2	7	—	44
Process Automation	12	—	4	2	18
Compliance Delivery	34	12	20	4	70

Total Cash Budget	81	14	31	6	132
Operational Expense					102
Capital Budget					30
Cash spend to date					93
Estimated Completion					Dec 05

Basel II Project ($m)	Global/ Aust	Wealth Management	Europe	NZ	Total
Enabling Infrastructure	11	—	33	1	45
Process Automation	56	1	27	9	93
Compliance Delivery	56	2	12	2	72
Total Cash Budget	123	3	72	12	210
Operational Expense					138
Capital Budget					72
Cash spend to date					116
Estimated Completion					Jun 06

Major impacts upon transition to AIFRS

• Recognition of net defined benefit pension deficit

• Replacement of EMVONA with acquired goodwill

• Additional volatility in income and equity reserves from fair value measurement

• Recognition of share based payments expense

• Expected decrease in general loan loss provision

• Balance sheet grossed up by consolidation of SPEs

• Regulatory capital implications under discussion with APRA

Current status: AIFRS program on-target to meet 1 October 2005 compliance timeline

Achievements as at April 2005

•                  Identification of of impacts and requirements completed

•                  AIFRS Accounting Policies relating to the 2004/05 transitional year formulated and approved, well advanced with AASB 132/139 policies

•                  1 October 2004 AIFRS Equity Reconciliation and Opening Balance Sheet well progressed

•                  Design of AASB 132/139 related impacts (Hedging, Valuation, Provisioning) complete, well advanced with build and testing activities

•                  Proof of concept of Hedge Accounting solution successfully demonstrated

•                  Briefing sessions on customer impacts with bankers completed

Upcoming Milestones

•                  Remaining AIFRS Accounting Policies formulated and approved

•                  AASB 132/139 system build completed

•                  AASB 132/139 testing, parallel run, cut-over and implementation completed

•                  1 October 2005 Transitional Adjustments completed on time

•                  Application of tax effect accounting completed

•                  Transition to Business As Usual

UK Restructuring will deliver £117m run rate benefits by September 2007

	Restructure Costs	FTE Reductions	Total run rate Savings 2006/07
	(£m)		(£m)

Distribution	35	c. 400	29

Products	12	c. 200	15

Production	16	c. 500	14

Central Support	46	c. 600	59

Total	109	c. 1,700	117

•                      Benefits are against planned 2005 expense base

•                      £73m of restructure charge is personnel related, £36m is surplus lease provision

•                      Modest use of provision current year, expect 80% to be used by September 2006

•                      Plan to achieve 80% of FTE reductions by September 2006

Summary of UK restructuring plans

•                      Implementation of a UK efficiency program has commenced

•                      Benefits begin in September 2005 half year with full run rate benefits of £117m by September 2007

•                      Program is key part of “doing what we do better” and consistent with overall UK strategy

•                      Implementation of growth initiatives continuing as planned

•                      Program benefits are consistent with improving profitability. Further work required to achieve UK peer performance levels.

Disclaimer

The preceding material is a presentation of general background information about the National’s activities current at the date of the presentation, May 11, 2005. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

71

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry Nolan
Date: 11 May 2005	Title:	Company Secretary